UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.

(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

RELEVANT INFORMATION COMMUNICATION

Graña y Montero S.A.A.

May 18, 2018. We inform that currently our American Depositary Shares (“ADSs”) are available for trading in the over-the-counter market in the United States (“OTC”).

The new TICKER assigned to our ADSs for trading in the OTC is GRAMY.

Below are the contact details for our ADS depositary bank, J.P. Morgan. ADS holders may discuss this matter further with the people listed below. In addition, our investor relations team is also available to assist.

JP Morgan Contacts

Cecilia María Salazar

Tel.: 212-622-5933

Alternative Phone: 917-488-9011

E-mail: ceclia.m.salazar@jpmorgan.com

Marcos Rivero

Tel.: 302-552-0257

Alternative Phone: 609 440 4944

E-mail: marcos.rivero@jpmorgan.com

Graña y Montero Investor Relations Team

Structured Finance and Investor Relations Officer

Adriana Caballero Herbozo

Tel.: (511) 213 6573

Alternative Phone: (51) 987 71 8811

E-mail: adriana.caballero@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima - Perú

Corporate Affairs Officer

Julia Sobrevilla

Tel.: (511) 213 6509

E-mail: julia.sobrevilla@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima - Perú

Best regards,

Luis Francisco Diaz Olivero
CEO
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO

Name: Luis Francisco Diaz Olivero

Title: Chief Executive Officer

Date: May 18, 2018